UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):               .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):               .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: May 17, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

NOTICE OF THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2006 RESULTS

June 29, 2007

10:00 (Moscow time)

10, Ulitsa 8 Marta, Building 14

Moscow, Russian Federation

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow

127083, Russian Federation

To the Shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Based on 2006 Results

May 14, 2007

Dear Shareholder:

It is a pleasure to invite you to the 2007 Annual General Meeting of Shareholders based on 2006 results (“AGM”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”). Pursuant to Protocol No. 2 of the Board of Directors of VimpelCom (the “Board”) dated March 28, 2007, the AGM will be held on Friday, June 29, 2007, at 10:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation. The AGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 (Moscow time) at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on May 14, 2007 (the “Shareholders”) shall be eligible to participate in and vote at the AGM.

The Agenda of the Meeting is as follows:

1. Approval of the 2006 VimpelCom Annual Report prepared in accordance with Russian law;

2. Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2006 (prepared in accordance with Russian statutory accounting principles) (for key figures from these financials, see Attachment 1);

3. Allocation of profits and losses resulting from 2006 financial year operations including adoption of the decision (declaration) of payment of dividends on the financial year results;

4. Election of the Board of Directors (information about the candidates is provided in Attachment 2);

5. Election of the Audit Commission (information about the candidates is provided in Attachment 3);

6. Approval of external auditors;

7. Approval of the amended Charter of VimpelCom (Attachment 4).

In preparation for the AGM, the following materials are being sent to our Shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) key figures derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2006 in accordance with Russian statutory accounting principles (Attachment 1); (ii) information about the candidates to the Board of Directors (Attachment 2); (iii) information about the candidates to the Audit Commission (Attachment 3), and (iv) proposed amended Charter of VimpelCom (Attachment 4).

In addition, the following materials shall be made available to the Shareholders at the office of the CEO and General Director of the Company located at 10, Ulitsa 8 Marta, Building 14, Moscow, Russian Federation (tel. 7-495-725-0700), Monday through Friday, from 9:30 until 18:00 (Moscow time) from June 8, 2007 through June 29, 2007 or at the AGM:

1. Annual Report of the Company for 2006 prepared in accordance with Russian law;

2. The conclusions of the Company’s Audit Commission on authenticity of the information set forth in the Annual Report of the Company for 2006 and on the Company’s 2006 accounting statements (prepared in accordance with Russian statutory accounting principles);

3. VimpelCom’s 2006 audited unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC, a Russian licensed auditor;

4. The Audit Opinion of Rosexpertiza, LLC on the Company’s 2006 accounting statements (prepared in accordance with Russian statutory accounting principles);

5. Recommendations of the Company’s Board on distribution of profits and losses as well as on the amount of dividends and the procedure of payment of dividends based on the results of the financial year;

6. Written consents of the nominees to the Company’s Board of Directors;

7. Written consents of the nominees to the Company’s Audit Commission;

8. Annual Report containing U.S. GAAP financials;

9. Proposed amended Charter of the Company marked to show the changes that are being proposed;

The Company will make its Annual Report containing its U.S. GAAP financials available on its web site at http://www.vimpelcom.com and http://www.beeline.ru prior to the AGM.

Set forth below is a description of each issue on which shareholder approval is sought. The Board has recommended that the Shareholders vote in favor of each item on the Agenda.

* * * * * * * * * *

ITEM 1. APPROVAL OF THE 2006 VIMPELCOM ANNUAL REPORT PREPARED IN ACCORDANCE WITH RUSSIAN LAW

Text of the Proposed Decision: “To approve the 2006 VimpelCom Annual Report prepared in accordance with Russian law.”

Explanatory Information:

•	In accordance with Russian law and the Company’s Charter, the annual report of a joint stock company is to be approved at the AGM.

•

The Annual Report was preliminarily reviewed by the Company’s Audit Commission, approved by the Board (Protocol No. 3 dated May 3, 2007) and has been submitted for the review and approval of the Shareholders at the AGM. Copies of the Annual Report prepared in accordance with Russian law are available at the offices of the CEO and General Director of the Company at the address specified above.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM’S UNCONSOLIDATED ACCOUNTING STATEMENTS, INCLUDING PROFIT AND LOSS STATEMENT FOR 2006 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES)

Text of the Proposed Decision: “To approve VimpelCom’s 2006 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.”

Explanatory Information:

•

VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting statements of VimpelCom, including its Profit and Loss Statement (i.e., report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2006, these accounting statements were audited by Rosexpertiza, LLC, a licensed Russian auditor.

•

VimpelCom also prepares its unconsolidated accounts in accordance with U.S. GAAP to assist its Shareholders in familiarizing themselves with the Company’s financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom, which were audited by Ernst & Young (CIS) Ltd., are included in the Company’s Annual Report which will be posted on the Company’s web site http://www.vimpelcom.com.

•

Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in Attachment 1 are the key figures in Russian rubles derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2006 in accordance with Russian statutory accounting principles. Copies of the complete financial statements are available at the office of the CEO and General Director of the Company.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. ALLOCATION OF PROFITS AND LOSSES RESULTING FROM 2006 FINANCIAL YEAR OPERATIONS INCLUDING ADOPTION OF THE DECISION (DECLARATION) OF PAYMENT OF DIVIDENDS ON THE FINANCIAL YEAR RESULTS

Text of the Proposed Decision: “To pay in cash annual dividends to holders of common registered shares based on 2006 results in the amount of 166.88 rubles per share (for a total of 8,557, 776,951.36 rubles for all common registered shares in the aggregate) within 60 days from the date of adoption of the relevant decision; and to pay in cash annual dividends to holders of preferred registered shares of type A based on 2006 results in the amount of 0.1 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2006 operating results (after payment of dividends) into the business.”

Explanatory Information:

•

Russian legislation provides that shareholders may adopt a decision on (declaration) payment of dividends on the financial year results, including on the amount and form of payment of dividends for each category (type) of shares. The amounts of dividends decided to be paid can not exceed those recommended by the Board.

•

The total amount recommended by the Board to be paid to the shareholders as dividends for all outstanding shares is 8,557, 776,951.36 rubles (US$332,211,838.17, based on the Russian Central Bank exchange rate on May 3, 2007) (Protocol No. 3 of the Board, dated May 3, 2007).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on common registered shares based on 2006 financial year results in the amount of 166.88 rubles (or approximately US$1.60 per American Depositary Share, based on the Russian Central Bank exchange rate on May 3, 2007) per common share to be paid in cash (Protocol No. 3 of the Board, dated May 3, 2007).

•

VimpelCom’s Board has recommended that the Shareholders adopt a decision to pay dividends on preferred registered shares of type A based on 2006 financial year results in the amount of 0.1 kopeck per preferred share to be paid in cash (Protocol No. 3 of the Board, dated May 3, 2007).

•

According to the recommendation of the Board, the declared dividends shall be paid within 60 days from the date of the adoption of this decision. Shareholders of record as of the close of the Company’s registrar’s business (Moscow time) on May 14, 2007 (the record date for AGM) shall be eligible to receive the declared dividends. Payment of dividends to ADS holders will be made in accordance with the ADR Deposit Agreement.

•	The Board recommends to Shareholders to approve investing remaining profits resulting from 2006 operating results (after payment of dividends) into the business.

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS

Text of the Proposed Decision: “To elect the following members to the Board of Directors:                     .”

Explanatory Information:

•

The Board consists of nine directors. Members of the Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2008, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company’s shareholders.

•

In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: David J. Haines, Mikhail M. Fridman, Arve Johansen, Kjell Morten Johnsen, Stig Herbern, Jo O. Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Fridtjof Rusten. Each of these candidates has consented, in writing, to his nomination to the Board of Directors. Information about the candidates for election to the Board is attached to this Notice (Attachment 2).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the Board out of the 10 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box on the ballot enclosed herewith, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal on this Item 4. A fractional portion of a vote that resulted from multiplying the number of votes held by a holder of a fractional share by the number of persons to be elected to the Board may be cast for one candidate only.

ITEM 5. ELECTION OF THE AUDIT COMMISSION

Text of the Proposed Decision: “To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.”

Explanatory Information:

•

In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson. Each of these candidates has consented, in writing, to his nomination to the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this Notice (Attachment 3).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITORS

Text of the Proposed Decision: “To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2007 results.”

Explanatory Information:

•	In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.

•

VimpelCom maintains its accounts in accordance with Russian statutory accounting principles (its country of registration), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the Russian licensed firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 7. APPROVAL OF THE AMENDED CHARTER OF VIMPELCOM

Text of the Proposed Decision: “To approve the amended Charter of Open Joint Stock Company “Vimpel-Communications.”

Explanatory Information:

•

Since May 2002, when the current version of the Charter was initially adopted, the Federal Law No. 208-FZ dated December 26, 1995 “On Joint Stock Companies” (the “Law”) was amended several times. Consequently, a number of clauses in the Charter have become obsolete and/or require amendment. VimpelCom proposes to amend its Charter to make the Charter consistent with the amended Law.

•

The Board of Directors has recommended that additional amendments should be made to clauses 4.1 (b) and 4.1 (c) to remove language from the Charter in order to clarify VimpelCom’s ability to expand its operations outside Russia and the CIS. A copy of the proposed amended Charter of the Company is provided in Attachment 4 to this Notice.

•	A copy of the proposed amended Charter which has been marked to show changes will be available at the Company’s offices or upon request.

Shareholder Approval Required: This Item 7 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to all items (except Item 4), place any sign (e.g., cross, checkmark) in the corresponding box of the enclosed ballot following the requirements set forth in the ballot. In order for items to be approved, the specified percentage of votes of holders represented at the AGM and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot may impede adoption of the decisions.

2.	With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3.	Your ballot must be signed by you as a shareholder of VimpelCom with indication of the date.

4.	Either (a) bring your ballot to the AGM on June 29, 2007 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, building 14, Ulitsa 8 Marta, Moscow 127083, Russian Federation, Monday through Friday, from 9:30 until 18:00 (Moscow time), so that the Company receives it no later than June 26, 2007. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions no later than 12:00 p.m. (New York time) on June 25, 2007.

Notice of the results of the Meeting shall be sent to the Shareholders in accordance with the Company’s Charter and Russian law.

This Notice is being sent by order of the Board.

Alexander V. Izosimov CEO and General Director	David J. Haines Chairman of the Board

Attachment 1

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and Profit and Loss Statement of VimpelCom prepared for 2006 in accordance with Russian statutory accounting principles.

Information on VimpelCom’s Balance Sheet Assets and Liabilities and

Shareholders’ Equity as of December 31, 2006

(prepared in accordance with Russian statutory accounting principles)

ASSETS (in thousands of rubles)		LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of rubles)
Fixed assets and other non-current assets	133 904 069	Capital and reserves	98 924 939
Current assets	45 740 677	Long-term and short-term liabilities	80 719 807

Balance	179 644 746	Balance	179 644 746

2006 Profit and Loss Statement of VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE /PROFIT (in thousands of rubles)	EXPENSES /LOSS (in thousands of rubles)
Proceeds from the sale of goods, products, works and services (net of VAT)	116 533 296
Cost of the sale of goods, products, works, services and other expenditures related to core activities		70 426 448
Profit from sales	46 106 848
Interest accrued and other operational revenues and expenditures	1 294 236	7 925 817
Profit from financial and economic activities	39 475 267
Other non-sale revenues and expenditures	6 089 558	4 480 039
Profit for the reporting period	41 084 786
Profit tax and other allocated funds		10 901 237
Retained earnings of the current period	30 183 549

Attachment 2

INFORMATION ON THE CANDIDATES TO THE BOARD OF DIRECTORS OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

David J. Haines has served as a director and Chairman of the Board of Directors of our Company since June 2005. Mr. Haines is Chief Executive Officer in GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Mr. Haines also serves as Chairman of the Board of Directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

Mikhail M. Fridman has been a director of our Company since July 2001. Mr. Fridman currently serves as Chairman of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK - BP. Mr Fridman also serves as a member of the Board of Directors of CJSC Trade House Perekriostok. He serves as member of the Supervisory Board of Directors of Pyaterochka Holding N. V., now reorganized into X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our Company since June 2003. Mr. Johansen has served as Senior Executive Vice President/Deputy CEO of the Telenor Group and Head of Telenor Asia since January 2006. Mr. Johansen joined Telenor in 1989 and has held a number of positions in the Group. He has served as Senior Executive Vice President and Head of Mobile from 1999 to 2005 and was Chief Executive Officer of Telenor International AS from its inception in 1993 to 1999. He is also a member of the Board of Directors of Digi.Com, DTAC, Grameen Phone, Telenor Pakistan, Wireless Matrix, Eltek and the GSM Association. Prior to joining Telenor, Mr. Johansen was employed at EB Telecom (Ericsson Norway), where he served as Executive Vice President and at the Norwegian Institute of Technology, as a research engineer at ELAB. Mr. Johansen received his M Sc in Electrical Engineering (Telecommunications) from the Norwegian Institute of Technology in 1973 and participated in Program for Management Development at Harvard Business School in 1988.

Kjell Morten Johnsen currently serves as a Senior Vice President of Telenor Central & Eastern Europe, a position he has held since 2006, and serves as Telenor’s representative in the Russian Federation. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen serves as a member of Golden Telecom, Inc.’s Board of Directors. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Stig Herbern is currently Senior Partner and owner of Credo Partners AS, a house of professionals with expertise in turnarounds, doing acting chairmanships, management for hire and strategic consulting and co-investments with larger owners. He has held this position since February 2000. From 1993 - 2000, Mr Herbern held various positions in the Telenor Group, and from January 1996 – February 2000 held the position as President of Telenor Mobile, a company within the Telenor Group. Mr Herbern holds a MBA from Arizona State University (1981), and a BSC from Oslo Business School (1980).

Jo O. Lunder has served as Chairman of the Board of Directors of our Company from October 2003 to July 2005. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. From May 2001 until October 2003, Mr. Lunder served as Chief Executive Officer and General Director of our Company. Mr. Lunder has served as a member of the Board of Directors of our Company since May 2002. He also currently serves as a member of the Board of Ferd Holding. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a Bachelor’s Degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has served as Senior Vice President of Altimo since 2005. From November, 2005 untill present time he also has served as a member of the Board of Directors of Golden Telecom Group of Companies. Since May 2006 Mr. Malis serves as a member of the Board of Turkcell. During the period from 2003 to 2005 Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom Holding. Earlier Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow Aviation Technology Institute, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky is the CEO of Gradient Group Company. He was born on November 7, 1969. Mr. Novoselsky is a citizen of Russia. In 1993 Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys. In 1999 he graduated from Wharton Business School, Philadelphia, USA.

Alexey M. Reznikovich has served as a director of our Company since May 2002. He also serves as Chief Executive Officer of Altimo. In 1993 Alexey Reznikovich started his career at the international consultancy company McKinsey & Co., before that he worked at Procter & Gamble in Italy and from 1995 – at Transworld Company in the USA. From 1998 untill 2000 he was a partner at the Russian McKinsey & Co. office. He founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. Alexey Reznikovich has been the CEO of Alfa-Telecom, later renamed into Altimo, since June 2005 and a director of the company’s parent, Alfa Group, since 2002. Alexey Reznikovich graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France in 1993.

Fridtjof Rusten has been a director of our Company since June 2005. Mr. Rusten currently serves as Chief Marketing Officer of Pannon GSM in Hungary, a position he has had since March 2007. Prior to joining Pannon, he served as Senior Vice President of Telenor, a position that he has held since January 2003. He joined Telenor as a Vice President for New Business in January 2000, focusing on expanding the business into new markets through acquisitions and license auctions. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and M&A. He holds a Master’s Degree in industrial economics from the Norwegian Institute of Technology.

Attachment 3

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION OF OPEN JOINT STOCK

COMPANY “VIMPEL-COMMUNICATIONS”

Alexander Gersh has been a member of our Audit Commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been holding various positions at Telenor since 1994 and he currently serves as Project Director for the Sarbanes Oxley Project. Previous positions in Telenor include 8 years as CFO for Telenor Mobil AS, 1 year as CFO for Connect Austria and 1 year as director in Telenor Mobile’s product/marketing division. In 1999 - 2004 Halvor Bru was Chairman of the Board of Directors in Telenor’s operation in Montenegro (Pro Monte). Before joining Telenor, he worked 10 years with the major Norwegian maritime/industrial group Aker / Kvaerner and 4 years with the Lillehammer Olympic Organizing Committee (LOOC). He holds a Master’s Degree in economics from the Norwegian School of Economics and Business Administration - NHH (1980) with supplementary training at University of Cambridge (1981) and University of Marseille (1982).

Nigel J. Robinson has been a member of our Audit Commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Boards of the Consortium Alfa Group, Alfa Eco Group and Alfa Telecom. He also is a member of the Supervisory Board of venture fund Russian Technologies. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Attachment 4

Approved by
Decision of the Annual General Meeting of Shareholders
of Open Joint Stock Company
“Vimpel-Communications”
Protocol No dated , 2007
General Director

Alexander Izosimov /signed/
[Seal]

CHARTER

OF THE OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

City of Moscow

2007

CHARTER

OF OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

1.	GENERAL PROVISIONS

1.1	Open Joint Stock Company “Vimpel-Communications” hereinafter referred to as the “Company”, shall be a legal entity in the form of an open joint stock company established pursuant to the decision of the Founders, dated June 15, 1993 (Protocol No. 1 of the Meeting of the Founders, dated June 15, 1993) and registered with the Moscow Registration Chamber (Certificate No. 015.624, dated July 28, 1993) and the State Registration Chamber on June 14, 1995 (Certificate No. 5143.16, dated June 14, 1995).

1.2	As a result of the reorganization in the form of merger of Open Joint Stock Company “Vimpelcom-Region” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Vimpelcom-Region” in accordance with the applicable laws of the Russian Federation.

1.3	As a result of the reorganization in the form of merger of Open Joint Stock Company “KB Impuls” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “KB Impuls” in accordance with the applicable laws of the Russian Federation.

1.4	As a result of the reorganization in the form of merger of Closed Joint Stock Company “Extel” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Extel” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “Sotovaya Company” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Sotovaya Company” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “StavTeleSot” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “StavTeleSot” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Closed Joint Stock Company “Vostok-Zapad Telecom” into the Company, the Company succeeded to all the rights and obligations of Closed Joint Stock Company “Vostok-Zapad Telecom” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Orensot” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Orensot” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Beeline-Samara” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Beeline-Samara” in accordance with the applicable laws of the Russian Federation.

As a result of the reorganization in the form of merger of Open Joint Stock Company “Dal Telecom International” into the Company, the Company succeeded to all the rights and obligations of Open Joint Stock Company “Dal Telecom International” in accordance with the applicable laws of the Russian Federation.

1.5	The Company shall be an enterprise with share participation of foreign investments. All foreign shareholders shall be entitled to the rights, benefits and guarantees granted to foreign investors by the Federal Law “On Foreign Investments in the Russian Federation” dated July 9, 1999, as amended, and other applicable laws of the Russian Federation.

1.6	Russian and foreign legal entities and Russian and foreign individuals may become Shareholders in the Company.

1.7	The terms of this Charter shall remain legally valid throughout the duration of the Company’s activities. The duration of the Company’s activities shall be unlimited.

1.8	The Company shall be guided in its activity by the legislation of the Russian Federation, including legislation on foreign investments in the Russian Federation, and by this Charter.

2.	NAME AND LOCATION OF THE COMPANY

2.1	The full official name of the Company in Russian shall be: ; the abbreviated official name of the Company in Russian is: OAO .

2.2	The full official name of the Company in English is: Open Joint Stock Company “Vimpel-Communications”; the abbreviated official name of the Company in English shall be: AO VimpelCom.

2.3	The location and mailing address of the Company shall be Ulitsa 8-Marta, Dom 10, Building 14, 127083 Moscow, Russia. The office of the General Director, the sole executive body of the Company, is located at this address, based on a lease agreement.

3.	RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

3.1	Shareholders of the Company (the “Shareholders”) shall have such rights and obligations as arise under this Charter and applicable law. Shares of one and the same category (type) shall provide each holder with the same rights. All shares of the Company have the same nominal value. Holders of the Depositary Receipts (including American Depositary Receipts) representing shares of common stock or preferred stock shall have the same rights and obligations as Shareholders who hold shares of common stock or preferred stock (as applicable) (whether directly or through nominee holders), and shall be recognized as Shareholders for all purposes under this Charter, including without limitation with respect to Article 10.3.

3.2	Each Shareholder shall have all the rights provided by applicable law, including the following:

3.2.1	to transfer, sell, gift or bequeath his/her shares without the consent of the other Shareholders;

3.2.2	to receive dividends in accordance with decisions of the Company and the terms of this Charter: provided that the holders of Type A preferred shares shall have the right to receive annually the fixed dividend of 0.1 (one tenth) of a kopeck per each preferred share;

3.2.3	to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter, including the right to be elected to the managerial bodies and the audit commission of the Company (the “Audit Commission”);

3.2.4	to receive information on the activity of the Company and to inspect the Company’s books and other documentation in accordance with the procedure established by applicable law;

3.2.5	to receive copies of the minutes of the Shareholders’ General Meeting; and

3.2.6	in the event of the liquidation of the Company, the holders of Type A preferred shares shall have the right to receive a fixed liquidation value of 0.5 (five tenths) of a kopeck per each preferred share, and thereafter the holders of Common Shares and any other type of preferred shares shall have a right to receive a portion of the property (or the portion of the value of the property) of the Company in proportion to their shareholding in the Charter Capital of the Company remaining after the claims of all of the Company’s creditors have been satisfied in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation.

4.	GOALS AND OBJECTIVES OF THE COMPANY

4.1	The Company shall be established for the following goals:

a)	research, design and manufacture of radioelectronic communication systems and their components;

b)	operation and offering of the services of national and international wireless telecommunications;

c)	establishment of joint-venture companies, telephone companies, and other companies and enterprises for the purpose of establishment and operation of the systems of telecommunications; and

d)	earning profit.

4.2	The objectives of the Company shall be:

a)	research and design in the field of radioelectronic systems (RES) of communication, informatics, telematics and in the related fields of science and technology;

b)	creation of means and systems of communication, including rapid-deploying systems of radiotelephone communication for fixed and mobile subscribers, designs, systems of cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, creation of teleports and telecommunication networks;

c)	design, engineering and manufacture of the radioelectronic equipment for RES systems;

d)	designs in the field of new standards and software and hardware complexes for satellite and ground types of systems of communication;

e)	provision of communication services to companies and individuals in Russia and abroad on the basis of commercial use of established communication systems including different types of cellular, cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, including international communication systems;

f)	provision of consulting and information services, engineering and marketing, investment and innovation activities, leasing, provision of dealer, distributorship, broker and agency representation services;

g)	carrying out commercial operations with know-how, scientific and technical products and information, including receipt and distribution of licenses;

h)	publishing activities, provision of advertisement and other activities for the purpose of dissemination of information on the activities of the Company and its partners in joint projects; organization of personnel training and re-training, conducting seminars, schools of business, organization of courses on the objective of the Company’s activities;

i)	participation in establishment of new enterprises to assist in achieving the goals of the Company in accordance with applicable legislation;

j)	carrying out independent foreign economic activity in accordance with applicable legislation of the Russian Federation, in particular, export-import and purchasing agency operations

k)	carrying out leasing activity, including as a leasing company;

l)	carrying out any other activity not prohibited by applicable law.

5.	STATUS OF THE COMPANY

5.1	The liability of the Company shall be limited by its property. The Company shall not be liable for the obligations of the Russian State and its authorized bodies or the Shareholders. Except as specifically provided by applicable law, Shareholders are not liable for the obligations of the Company and bear the risk of losses associated with its activities to the extent of the value of their shares. Those Shareholders who have not paid for their shares in full shall be jointly and severally liable for the obligations of the Company to the extent of the unpaid portion of the value of their shares.

5.2	The Company shall maintain its own book-keeping, shall have current and other bank accounts, a round seal with the full official name of the Company, indication of its location and other requisites of the Company, as well as a trademark.

5.3	The Company may create branches and open representative offices in the Russian Federation subject to compliance with requirements of the Russian Federation. The Company has branches in: Abakan, Archangelsk, Astrakhan, Barnaul, Belgorod, Blagoveshchensk, Bryansk, Vladikavkaz, Vladimir, Volgograd, Vologda, Voronezh, Grozny, Ekaterinburg, Ivanovo, Izhevsk, Ioshkar-Ola, Kazan, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Krasnodar, Krasnoyarsk, Kurgan, Kursk, Lipetsk, Makhachkala, Murmansk, Nazran, Nalchik, Nizhni Novgorod, Novgorod, Novosibirsk, Norilsk, Omsk, Orenburg, Orekhovo-Zuevo, Orel, Penza, Perm, Petrozavodsk, Petropavlovsk-Kamchatski, Pskov, Rostov-on-Don, Ryazan, Samara, Saint-Petersburg, Saransk, Saratov, Smolensk, Stavropol, Syktyvkar, Tambov, Tver, Tomsk, Tula, Tyumen, Ulyanovsk, Ufa, Khabarovsk, Cheboksary, Chelyabinsk, Cherkessk, Elista, Yaroslavl.

5.4	The Company shall independently plan its production, financial, economic and other activities. The sale of products, implementation of works and rendering of services shall be carried out at prices and tariffs established by the Company. The Company shall have the right to acquire and sell, for cash or on a non-cash basis, products (work, services) of other commercial firms, associations and organizations, domestic as well as foreign, on the territory of the Russian Federation and other countries.

5.5	The Company shall have the right to receive bank and other credits and loans, and to issue, acquire, sell and exchange shares of stock and other securities.

5.6	The Company shall have the right to build, acquire, alienate, lease, rent and sublet, both in the Russian Federation and abroad, enterprises as well as any movable property and immovable property, including land, buildings, facilities, apartments, as well as residential and non-residential premises of any type in accordance with applicable law.

5.7	The Company shall have the right to acquire trucks, cars and other types of transportation, to establish a carpool, and to conclude contracts with outside organizations for provision of motor transportation, or to transfer to them its own auto transport on a contractual basis.

5.8	The Company maintains its documents in accordance with current legislation at the location of the sole executive body of the Company.

6.	CHARTER CAPITAL

6.1	In addition to the issued and outstanding shares, the Company shall have the right to issue an additional 38,718,978 (Thirty Eight Million Seven Hundred Eighteen Thousand and Nine Hundred Seventy Eight) common registered shares having a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as an “Authorized Common Share”). The rights vested by such shares of common stock are set forth in Articles 3.1, 3.2 and 6.4 hereof.

The Charter Capital of the Company constitutes 288,538.11 rubles (Two Hundred Eighty Eight Thousand Five Hundred Thirty Eight Rubles and Eleven kopecks) and is divided into 51,281,022 (Fifty One Million Two Hundred Eighty One Thousand and Twenty Two) issued and outstanding registered common shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as a “Common Share”) and 6,426,600 (Six Million Four Hundred Twenty Six Thousand and Six Hundred) issued and outstanding registered Type A preferred shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share shall be referred to as a “Preferred Share”).

One hundred percent (100%) of the Charter Capital has been contributed as of the registration date hereof.

6.2	The Company shall have the right to increase or decrease the Charter Capital, as well as to issue additional types of registered preferred shares or any other types of securities in accordance with applicable law.

6.3	Additional shares and other securities of the Company placed by subscription shall be placed upon payment in full therefor.

6.4

Each holder of fully paid Common Shares shall have a right to participate in the Shareholders’ General Meetings with the right to vote on all issues, to include issues on the agenda of the Shareholders’ General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, to receive dividends and, in the event of the Company’s liquidation, to receive a portion of the Company’s property. Each fully paid Common Share shall have one vote at a Shareholders’ General Meeting on all matters within its competence, except for purposes of cumulative voting as required by applicable law for the election of the Board of Directors of the Company, in which case each Common Share shall have the same number of votes as the total number of members to be elected to the Board of Directors of the Company and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates.

6.5	Preferred Shares placed by the Company before January 1, 2002 shall be voting convertible preferred shares of stock of the Company. Each holder of such Preferred Shares shall have a right: (a) to participate in Shareholders’ General Meetings with the right to vote on all issues, (b) to receive annually a fixed dividend of 0.1 (one tenth) kopeck per Preferred Share, (c) in the event of the Company’s liquidation, to receive a fixed liquidation value of 0.5 (one half) kopeck per Preferred Share, (d) to include issues on the agenda of the Shareholders’ General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, and (e) to convert Preferred Shares placed by the Company before January 1, 2002 and owned by such holder into common shares of the Company on the terms and conditions provided in Article 6.6. Each fully paid Preferred Share placed by the Company before January 1, 2002 shall have one vote at a Shareholders’ General Meeting on all matters within its competence, except for purposes of cumulative voting as required by applicable law for the election of the Board of Directors of the Company, in which case each Preferred Share shall have the same number of votes as the total number of members to be elected to the Board of Directors of the Company and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates.

6.6	Each Preferred Share placed by the Company before January 1, 2002, may be converted into one common share of the Company at any time after June 30, 2016, at the election of the holder of such Preferred Share upon payment to the Company of a conversion premium equal to 100% of the market value of a common share at the time of conversion.

7.	FINANCIAL MATTERS

7.1	The Company shall be the owner of the property belonging to it, and shall independently own, use and dispose of it. The Company shall independently determine the composition of the property belonging to it.

7.2	The profit remaining after taxation shall be allocated by the Shareholders’ General Meeting.

7.3	The Company shall establish a Reserve fund in the amount of 15% of the Charter Capital, and shall make annual contributions to the Reserve fund of 5% of its net profits until the Reserve fund reaches the stated amount. Upon decision of the Board of Directors, the Company may establish, out of its net profit, a special share acquisition fund for employees of the Company, the monetary assets of which shall be spent exclusively for acquisition of the Company’s shares sold by the Company’s Shareholders for their further distribution among the employees designated by the Board of Directors, as well as other funds, and shall make contributions to such funds in accordance with decisions of the Board of Directors.

7.4	The Company may adopt a decision to pay dividends on issued and outstanding shares based on the results of the first quarter, half-year or nine months of the fiscal year and/or based on the results of the entire fiscal year, unless otherwise provided by applicable law.

7.5	The financial year of the Company shall be the calendar year. The Company shall maintain current accounting and statistical reports and records, in accordance with applicable regulations of the Russian Federation as well as in accordance with US Generally Accepted Accounting Principles.

8.	THE MANAGERIAL BODIES OF THE COMPANY

The managerial bodies of the Company are: the Shareholders’ General Meeting; the Board of Directors; and the General Director.

9.	THE SHAREHOLDERS’ GENERAL MEETING

9.1

The highest managerial body of the Company is the shareholders’ general meeting (the “Shareholders’ General Meeting”) which shall have the competence to decide issues relating to the Company provided for by this Charter and by applicable law. At any Shareholders’ General Meeting, each Shareholder shall have the number of votes equal to the sum of the number of his/her registered, fully-paid Common Shares and his/her registered, fully paid Preferred Shares placed by the Company before January 1, 2002. In cumulative voting, each voting share of the Company shall have a number of votes equal to the total number of members of the Board of Directors of the Company.

9.2	The competence of the Shareholders’ General Meeting shall include the following issues, decisions on which shall be adopted by a vote of more than 50% of the votes of Shareholders holding voting shares of the Company participating in the Shareholders’ General Meeting, unless otherwise provided in Article 9.3 or by Russian legislation:

9.2.1	changes and amendments to the Charter or approval of a new version of the Charter;

9.2.2	reorganization of the Company;

9.2.3	liquidation of the Company, appointment of a liquidation commission, and approval of the interim and final liquidation balance sheets;

9.2.4	with respect to the Board of Directors:

9.2.4.1	election of the members of the Board of Directors (on a cumulative voting basis) ;

9.2.4.2	premature removal of the members of the Board of Directors;

9.2.5	determination of the number, nominal value and category (type) of, and the rights attached to, authorized shares;

9.2.6	with respect to increasing the Company’s Charter Capital:

9.2.6.1	increase of the Company’s Charter Capital by increasing the nominal value of Common Shares and/or Preferred Shares;

9.2.6.2	increase of the Company’s Charter Capital by issuance of additional common shares and/or preferred shares, or by conversion of other securities of the Company convertible into shares of the Company;

9.2.7	reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares, by the Company’s acquisition of a portion of the Common Shares and/or Preferred Shares for the purpose of reducing the total number of Common Shares and/or Preferred Shares, or by way of cancelling Common Shares and/or Preferred Shares acquired or repurchased by the Company in accordance with applicable law;

9.2.8	election of the members of the Audit Commission of the Company and their early dismissal;

9.2.9	approval of the Company’s external auditor;

9.2.10	approval of the annual reports and of the annual accounting statements, including the reports on the profits and losses (accounts of profits and losses) of the Company, and also the distribution of profit (including the payment (declaration) of dividends, except profit distributed as dividends as per the results of the first quarter, half-year, or nine-months of the fiscal year) and of the Company’s losses based on the results of the fiscal year;

9.2.11	establishment of the procedure for conducting the Shareholders’ General Meetings;

9.2.12	election of members of the counting commission of the Company and the early termination of their authority;

9.2.13	determination of form of presentation by the Company of materials (information) to Shareholders;

9.2.14	splitting and consolidation of Common Shares and/or Preferred Shares;

9.2.15	approval of transactions with interested parties as provided by applicable law;

9.2.16	approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) by the Company of property in cases provided for by applicable law;

9.2.17	acquisition by the Company of Common Shares or Preferred Shares as provided by applicable law;

9.2.18	participation in financial-industrial groups, associations and any other amalgamations of commercial organizations;

9.2.19	approval of, amendments to and termination of, internal documents of the Company which regulate the activities of the bodies of the Company;

9.2.20	determination of the remuneration and (or) compensation for the members of the Board of Directors for the period of performance by them of their duties (travel expenses of the Board of Directors while in office shall be reimbursed);

9.2.21	determination of the amount of remuneration and compensation paid to members of the Audit Commission and approval of an internal document of the Company regulating the procedures for the activities of the Audit Commission;

9.2.22	taking decisions on other issues provided by applicable law.

9.3	Decisions on issues specified in sub-clause 9.2.2, 9.2.6 and 9.2.14 through 9.2.19 of this Charter as well as the reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares pursuant to sub-clause 9.2.7 of this Charter shall be adopted by the Shareholders’ General Meeting only upon the proposal of the Board of Directors. In addition to any decisions which require such approval under Article 9.2 and Russian law, decisions on issues specified in sub-clauses 9.2.1 through 9.2.3, 9.2.5 and 9.2.17 of this Charter as well as the reduction of the Company’s Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares pursuant to sub-clause 9.2.7 of this Charter shall require the approval of three-quarters (75%) majority of the votes of the Shareholders holding voting shares and participating in the Shareholders’ General Meeting.

A decision on the placement by open subscription of common shares of the Company or securities of the Company convertible into common shares which comprise or may be converted into common shares in an amount exceeding 25% of the previously placed Common Shares of the Company shall also be taken by the Shareholders’ General Meeting by a three-fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders’ General Meeting. A decision to increase the Charter Capital of the Company through the issuance of additional common or preferred shares or securities of the Company convertible into common shares, by closed subscription, shall be taken by a three fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders’ General Meeting.

9.4	Decisions on issues specified in sub-clauses 9.2.1-9.2.22 of Article 9.2 shall be within the jurisdiction of the Shareholders’ General Meeting and may not be referred to the Board of Directors or the General Director of the Company.

9.5	The annual Shareholders’ General Meeting shall decide on the issues of election of the Board of Directors of the Company and the Audit Commission of the Company, shall approve the external auditor of the Company, and shall approve the annual report, annual accounting statements, including reports on the profits and losses (profit and losses accounts) of the Company to be submitted by the Company’s Board of Directors, as well as on the distribution of profits (including payment (declaration) of dividends), and the Company’s losses based on the results of the fiscal year. The annual Shareholders’ General Meeting shall be conducted not earlier than two (2) months and not later than six (6) months after the expiration of the fiscal year of the Company on the date determined by the Board of Directors at the moment of convening the Meeting.

9.6

In addition to the annual Shareholders’ General Meeting, extraordinary meetings may be held. Extraordinary Shareholders’ General Meetings may be convened by the Board of Directors to consider any issue within the competence of the Shareholders’ General Meeting. The Board of Directors shall be obliged to call an extraordinary Shareholders’

General Meeting within the minimum period allowed by applicable law upon its own decision or upon the written request of Shareholders owning jointly not less than 10% of the Company’s voting shares on the date of such request, the Audit Commission/the internal auditor or external auditor of the Company. Such a request must include the agenda for the requested meeting and other information required by applicable law.

9.7

Notice of a forthcoming Shareholders’ General Meeting shall be given at least 30 days prior to the Shareholders’ General Meeting unless a longer period is required by applicable law. All notices, including notifications on convening a Shareholders’ General Meeting, together with the voting ballots, shall be sent to each person included in the list of persons having the right to participate in the Shareholders’ General Meeting, by registered mail or delivered in person against a receipt at the address specified in the shareholders’ register of the Company, or at such other address, if the Shareholder informed the Board of Directors of such other address in writing. Upon the decision of the Shareholders’ General Meeting, notice on convening a meeting and its agenda may be published in a newspaper as determined by the Shareholders’ General Meeting not less than 30 days prior to the meeting. The agenda may not be changed after its distribution and/or publication. The Board of Directors shall be responsible for taking all measures necessary to convene the Shareholders’ General Meeting in accordance with applicable law.

9.8	The Shareholders’ General Meeting shall have authority (quorum shall be met) if Shareholders (or their representatives) owning in the aggregate more than one-half (50%) of the votes of the Company’s issued and outstanding voting shares participate in the Shareholders’ General Meeting. In the absence of quorum for holding an Annual Shareholders’ General Meeting, a rescheduled Annual Shareholders’ General Meeting with the same agenda shall be held. In the absence of quorum for holding an Extraordinary Shareholders’ General Meeting, a rescheduled Extraordinary Shareholders’ General Meeting with the same agenda may be held. A rescheduled Shareholders’ General Meeting shall be called and held no later than 30 days after the failed Shareholders’ General Meeting, unless a later date is required under applicable law. A rescheduled Shareholders’ General Meeting shall be considered to have a quorum if Shareholders (or their representatives) owning in the aggregate at least thirty percent (30%) of the Company’s issued and outstanding voting shares participate in the rescheduled Shareholders’ General Meeting.

9.9	The Chairman of the Board of Directors shall preside at the Shareholders’ General Meeting or he/she may delegate the powers to another member of the Board of Directors.

9.10	Voting at Shareholders’ General Meetings shall be conducted by ballots.

9.11	The Shareholders shall be informed of the decisions taken by the Shareholders’ General Meeting, as well as voting results by having notice of the decisions and voting results sent to them by registered mail or delivered in person with return receipt not later than ten (10) days after the execution of the minutes reflecting the voting results.

10.	THE BOARD OF DIRECTORS

10.1	The board of directors of the Company (the “Board of Directors”) shall carry out the general management of the Company’s activities, except those issues within the competence of the Shareholders’ General Meeting by legislation and this Charter.

10.2	The Board of Directors shall consist of 9 members. The members of the Board of Directors shall be elected by the Shareholders’ General Meeting by means of cumulative voting for a period ending on the date of the next Annual Shareholders’ General Meeting, unless the authority of all members of the Board of Directors is terminated earlier by decision of an Extraordinary Shareholders’ General Meeting.

10.3	The Board of Directors shall take decisions and organize its work at its own discretion. The Board of Directors shall meet on an as-needed basis but no less than once a quarter. Meetings of the Board of Directors shall be convened in accordance with procedures adopted by the Board of Directors, at the initiative of the Chairman of the Board of Directors or upon the request of a member of the Board of Directors, the Audit Commission/the internal auditor, the external auditor of the Company or the General Director. The Chairman of the Board of Directors shall give all the members of the Board of Directors notice of the meeting together with the agenda at least ten (10) but no more than thirty (30) days prior to the meeting; provided, however, that prior to or at any meeting of the Board of Directors, the members of the Board of Directors may unanimously decide to waive in writing the notice requirement with respect to that meeting and/or, if all members are present at the meeting, the members of the Board of Directors may unanimously decide to add additional items to the agenda; in the event that not all the members of the Board of Directors are present at the meeting, the agenda may not be changed. Two-thirds (2/3) of the total number of members of the Board of Directors shall constitute a quorum for any meeting of the Board of Directors; provided, however, that the presence (or, with respect to any meeting by ballot, the vote) of at least one duly elected member of the Board of Directors nominated separately by each holder (if any) of at least 25% plus one share of the issued and outstanding voting capital stock of the Company shall be required to constitute any such quorum. The Chairman of the Board of Directors shall be elected by the members of the Board of Directors for a period ending on the date of the next Annual Shareholders’ General Meeting, unless his authority is terminated earlier by decision of the Board of Directors.

10.4	Each member of the Board of Directors shall have one vote. In case of a tie, the Chairman of the Board of Directors shall cast the decisive vote. Decisions of the Board of Directors shall be adopted by a simple majority of its members’ votes, unless otherwise specified by this Charter, the procedural regulations of the Board of Directors or applicable law; provided that the procedural regulations of the Board of Directors shall not reduce the voting requirements provided for by this Charter or applicable law. Decisions may be made in writing, by mail, telex, telegram or facsimile transmission without the members of the Board of Directors being physically present at the meeting (absentee ballot voting) provided such decisions are taken unanimously by all members of the Board of Directors. In such cases, written decisions signed by all members of the Board of Directors of the Company shall be valid as if they were adopted at a normal meeting of the Board of Directors.

10.5	The competence of the Board of Directors shall include all matters relating to the general management of the Company’s activities except those matters within the competence of the Shareholders’ General Meeting. The Company’s Board of Directors shall have the right to take decisions on limiting the competence of the Company’s executive body (General Director) to the extent permitted by the current laws of the Russian Federation, and, consequently, take decisions on increasing the competence of the Board of Directors to the extent permitted by the current laws of the Russian Federation. The competence of the Board of Directors shall include the following matters:

10.5.1	determination of the Company’s business priorities and approval of the strategic orientations of the Company as advised by the General Director;

10.5.2	convening of annual and extraordinary Shareholders’ General Meetings, approval of their agendas, determination of the record date for determining persons entitled to attend Shareholders’ General Meetings and other matters relating to the preparation for and convening of Shareholders’ General Meetings;

10.5.3	placement of bonds and other securities of the Company in accordance with applicable law;

10.5.4	determination of the price (monetary value) of property, and the placement and redemption price of securities in accordance with applicable law;

10.5.5	acquisition of shares placed by the Company, bonds and other securities of the Company in accordance with applicable law;

10.5.6	determination of the amount of payment for the services of the external auditor of the Company;

10.5.7	recommendation of the amounts of the annual dividends on Common Shares and the procedure for the payment of annual dividends on Common Shares and Preferred Shares;

10.5.8	use of the reserve fund and other funds of the Company;

10.5.9	approval, amendment or termination of the Company’s internal documents, except for those documents which must be approved by the Shareholders’ General Meeting;

10.5.10	establishment or termination of activities of branch offices, representative offices or subsidiaries of the Company, including, without limitation, the making of decisions on the Company’s participation in, and termination of the Company’s participation in, other organizations, except as otherwise specifically provided by applicable law;

10.5.11	acquisition or sale of the shareholdings in other enterprises;

10.5.12	approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) of property by the Company as provided by applicable law;

10.5.13	approval of transactions with interested parties as provided by applicable law;

10.5.14	approval of the registrar of the Company and the terms of the agreement with the registrar and termination thereof;

10.5.15	appointment and dismissal of the General Director, and premature termination of his authority, determination of the amount of remuneration and compensation paid to him, as well as clarification of his obligations and authorities;

10.5.16	approval of the appointment of the members of senior management appointed by the General Director;

10.5.17	approval of the compensation policy and total remuneration fund for senior management;

10.5.18	approval of the organizational management structure proposed by the General Director;

10.5.19	approval of the annual budget (including, without limitation, revenues, costs, profits, planned investments, capital expenditures) and the business plan which shall include the cost of new lines of business, and any amendments thereto;

10.5.20	resolution of other issues in its competence under applicable law and this Charter, except for those issues which are in the competence of the Shareholders’ General Meeting.

10.6	Unless otherwise required by applicable law, decisions on the issues specified in Article 10.5.7 of this Charter shall be taken by the affirmative vote of not less than two-thirds of all members of the Board of Directors. If a higher percentage is not required by applicable law, decisions on matters set forth in Articles 10.5.1, 10.5.9, 10.5.11, 10.5.19 and 10.7 of this Charter, as well as the appointment and dismissal of the General Director, and early termination of his authority pursuant to Article 10.5.15 of this Charter, shall require the approval of no less than eighty percent (80%) of the total number of votes of the members of the Board of Directors.

10.7	The General Director shall obtain the approval of the Board of Directors of the Company before entering into any agreements beyond the limits of the approved budget and business plan.

11.	THE MANAGEMENT OF THE COMPANY

11.1	The General Director of the Company shall carry out the management of the Company’s activities on a day-to-day basis. The competence of the General Director of the Company shall include all matters pertaining to the current activities of the Company except (a) matters included within the competence of the Shareholders’ General Meeting or the Board of Directors of the Company and (b) matters which the Board of Directors has removed from the competence of the Company’s executive body (General Director) in accordance with Article 10.5 of this Charter. The General Director of the Company shall organize the implementation of decisions of the Shareholders’ General Meeting and Board of Directors of the Company. The General Director shall act on behalf of the Company without a power of attorney, and shall, in particular, represent the Company’s interests, conclude transactions on behalf of the Company, approve personnel schedules, issue orders and give instructions binding upon all employees of the Company.

11.2	The General Director may not simultaneously serve as the Chairman of the Board of Directors.

11.3	The executive body shall bear responsibility for the organization, condition and authenticity of book-keeping of the Company, timely submission of the annual report and other financial reporting to the relevant authorities, as well as information on the Company’s activities provided to Shareholders, creditors and mass media in accordance with applicable legislation and an agreement to be concluded by and between the Company and the executive body.

12.	AUDIT COMMISSION AND AUDITOR

12.1	The Audit Commission shall review the financial and economic activities of the Company based on the annual results of the Company, and at any time at its own initiative, upon the request of the Shareholders’ General Meeting or the Board of Directors, or upon the request of a Shareholder(s) owning, in aggregate, at least 10% of the voting shares of the Company. The procedure for its activities and form of reports of the Audit Commission shall be determined by an internal document of the Company approved by the Shareholders’ General Meeting in accordance with applicable law. The annual report and the balance sheet shall be submitted by the General Director to the Shareholders’ General Meeting only together with an opinion from the Audit Commission.

12.2	The Audit Commission of the Company shall consist of three members. Members of the Audit Commission of the Company may not be simultaneously members of the Board of Directors or hold other offices in the managerial bodies of the Company.

12.3	Company officials shall be obliged to provide all the necessary documents and personal explanations at the request of the Audit Commission.

12.4	The authority of the Audit Commission shall include the following issues:

(a)	the right to review the performance of the Company’s external auditors, issue opinions and make recommendations regarding their performance, meet with them independently of the Company’s management and follow up on any recommendations made by the external auditors;

(b)	the right to review and issue opinions and recommendations to the Board of Directors and/or the Shareholders’ General Meeting regarding the Company’s auditing and accounting principles and practices;

(c)	the right to be advised of any significant issues relating to the Company’s auditing or accounting activities;

(d)	the right to review the activities, reports, organizational structure and qualifications of the Internal Audit Department of the Company, follow up on any recommendations and decisions of the Internal Audit Department, and issue opinions to the Shareholders’ General Meeting and/or the Board of Directors, at the Audit Commission’s own discretion or upon the request of the Board of Directors or Shareholders’ General Meeting, regarding the performance of the Internal Audit Department of the Company, internal audit departments in the companies in which the Company holds an interest and/or the external auditors of the Company or such companies;

(e)	the right and responsibility to investigate and report to the Shareholders’ General Meeting and/or the Board of Directors on the adequacy and effectiveness of the controls in place which regulate the operations and financial reporting in the Company and the companies in which the Company has an interest, the Company’s relationship with such companies, and the right to monitor the Company’s compliance with ethical standards and corporate securities trading policies standards;

(f)	the right to review both potential and previously executed interested party transactions as defined under Russian legislation and to provide the Shareholders’ General Meeting and/or the Board of Directors with the Audit Commission’s recommendations regarding its approval of such transactions and whether they were executed in accordance with the normal course of business;

(g)	the right to define the content and format of the information which the Board of Directors, external auditors and the Internal Audit Department of the Company are to report to the Audit Commission and the regularity with which such reports are to be made;

(h)	the right to access any files and systems of the Company and to access and require any information related to the Company and the companies in which the Company holds an interest;

(i)	the right to recruit, at the expense of the Company, external specialists and/or consultants to assist the Audit Commission in its work, including conducting expertise on such matters as the Audit Commission may decide, if the costs of such specialists and/or consultants have been approved by the Board of Directors or are set forth in the budget of the Audit Commission;

(j)	the right to request and receive, on behalf of the Company, information from the companies in which the Company holds an interest; and

(k)	other issues, rights and responsibilities as set forth in applicable law and in the Bylaws of the Audit Commission

12.5	The Company may conclude a contract with a specialized organization (external auditor) for audit and certification of the annual financial report of the Company.

12.6	The authority of the members of the Audit Commission may be terminated early by the decision of the Shareholders’ General Meeting. The decision of the Shareholders’ General Meeting on such early termination of the authority of the members of the Audit Commission may be taken only with respect to all members of the Audit Commission.

13.	REORGANIZATION AND LIQUIDATION OF THE COMPANY

13.1

The Company shall be liquidated by decision of the Shareholders’ General Meeting, by decision of a court of competent jurisdiction or in other cases in accordance with applicable law. The Company shall be considered liquidated as of the moment of insertion of a corresponding entry in the unified state register of legal entities. Liquidation of the Company shall be carried out in accordance with applicable law.